UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

INSTITUTIONAL FINANCIAL MARKETS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

45779L 107

(CUSIP Number)

Christopher Ricciardi

c/o Institutional Financial Markets, Inc.

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) , Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 6 Pages)

CUSIP No. 45779L 107

1	Name of reporting person Christopher Ricciardi
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds SC; PF; OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,031
	8	Shared voting power 1,465,144
	9	Sole dispositive power 7,031
	10	Shared dispositive power 1,465,144
11	Aggregate amount beneficially owned by each reporting person 1,472,175
12	Check box, if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 12.0%
14	Type of reporting person IN

CUSIP No. 45779L 107

1	Name of reporting person Stephanie Ricciardi
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF; OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,465,144
	9	Sole dispositive power 0
	10	Shared dispositive power 1,465,144
11	Aggregate amount beneficially owned by each reporting person 1,465,144
12	Check box, if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 12.0%
14	Type of reporting person IN

CUSIP NO. 45779L 107

This Amendment No. 5 to Schedule 13D is filed to amend Items 4, 5, 6 and 7 to reflect changes to the Schedule 13D filed by Christopher Ricciardi and Stephanie Ricciardi (the “Reporting Persons”) with the Securities and Exchange Commission on July 2, 2009, as amended on December 21, 2009 by Amendment No. 1 to Schedule 13D; on December 24, 2009 by Amendment No. 2 to Schedule 13D; on April 25, 2011 by Amendment No. 3 to Schedule 13D; and on July 17, 2011 by Amendment No. 4 to Schedule 13D. The Reporting Persons may each be deemed a beneficial owner of 1,351,721 shares of the Institutional Financial Market, Inc.’s (the “Issuer”) common stock, par value $0.001 per share (“Common Stock”) held in a joint account, 48,448 shares of Common Stock held by Mrs. Ricciardi, and 64,975 shares of Common Stock held by The Ricciardi Family Foundation as a result of their positions on the board of directors of the foundation. Mr. Ricciardi has sole voting and dispositive power of 7,031 shares of Common Stock.

Item 4.	Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented as follows:

Reference is made to: (i) the Securities Purchase Agreement, dated May 9, 2013 (“CBF Purchase Agreement”), by and between the Issuer and Cohen Bros. Financial, LLC (“CBF”), whereby the Issuer has agreed to issue and sell to CBF (a) 800,000 newly issued shares (“CBF Shares”) of Common Stock, at $2.00 per share for an aggregate amount of $1,600,000 and (b) a convertible promissory note (“CBF Note”) in the aggregate principal amount of $2,400,000 which is convertible into 800,000 shares of Common Stock at $3.00 per share, subject to certain customary anti-dilution adjustments; and (ii) the Securities Purchase Agreement, dated May 9, 2013 (“MP Purchase Agreement” and together with the CBF Purchase Agreement, the “Purchase Agreements”), by and among the Issuer, Mead Park Capital Partners LLC (the “MP Buyer”) and Mead Park Holdings, LP (“Mead Park”), whereby the Issuer has agreed to issue and to sell to the MP Buyer, (A) 1,949,167 newly issued shares (the “MP Shares”) of Common Stock, at $2.00 per share for an aggregate amount of $3,898,334; and (B) a convertible promissory note (the “MP Note”) in the aggregate principal amount of $5,847,501 which is convertible into 1,949,167 shares of Common Stock at $3.00 per share, subject to certain customary anti-dilution adjustments. Mr. Ricciardi is a member of the MP Buyer and a limited partner of Mead Park.

The CBF Purchase Agreement and MP Purchase Agreement are incorporated herein as Exhibits 1 and 2, respectively, and the descriptions of the CBF Purchase Agreement and MP Purchase Agreement contained herein are qualified in their entirety by reference to such Exhibits 1 and 2.

In connection with the transactions contemplated by the Purchase Agreements, each of the Reporting Persons and the Ricciardi Family Foundation entered into Voting Agreements (the “Voting Agreements”) with the Issuer. Pursuant to the Voting Agreements, the Reporting Persons agreed to vote at the Issuer’s 2013 annual meeting of stockholders all of their shares of the Issuer’s voting securities owned, or which they have the power to vote, as of the record date of such annual meeting, in favor of (i) the issuance of the MP Shares and the shares of Common Stock to be issued upon conversion of the MP Note to the MP Buyer, (ii) the issuance of the CBF Shares and the shares of Common Stock to be issued upon conversion of the CBF Note to CBF, and (iii) the election of Daniel G. Cohen, Mr. Ricciardi, Jack DiMaio and five of the Issuer’s current independent directors nominated to stand for election to the Board of Directors. Upon the election of such persons, the Board of Directors would consist of eight persons.

The Voting Agreements are incorporated herein by reference and the description of the Voting Agreements contained herein is qualified in its entirety by reference to full text of the Voting Agreements, copies of which are attached hereto as Exhibit 3.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The percentages used in the table below and elsewhere herein are based on 12,237,104 shares of Common Stock outstanding as of April 30, 2013, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 filed with the Securities and Exchange Commission on May 10, 2013.

CUSIP NO. 45779L 107

Reporting Person	Number of Shares of Common Stock with Sole Voting Power	Number of Shares of Common Stock with Sole Dispositive Power	Number of Shares of Common Stock with Shared Voting and Dispositive Power	Aggregate Number of Shares of Common Stock Beneficially Owned	Percentage of Class Beneficially Owned

Christopher Ricciardi	7,031	7,031	1,472,175	1,472,175	12.0%

Stephanie Ricciardi	—	—	1,465,144	1,465,144	12.0%

(c) Except as set forth in Item 4 above, there have been no transactions by the Reporting Persons in shares of Common Stock during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented by the information set forth in Item 4 above, which information is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1	Securities Purchase Agreement, dated as of May 9, 2013, by and between Institutional Financial Markets, Inc. and Cohen Bros. Financial, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2013).

2	Securities Purchase Agreement, dated as of May 9, 2013, by and among Institutional Financial Markets, Inc., Mead Park Capital Partners LLC, and, solely for purposes of Section 6.3 thereof, Mead Park Holdings, LP. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2013).

3	Voting Agreements, dated as of May 9, 2013, by and between Institutional Financial Markets, Inc. and each of the following: Christopher Ricciardi and Stephanie Ricciardi, jointly; the Ricciardi Family Foundation; Christopher Ricciardi; and Stephanie Ricciardi.

CUSIP NO. 45779L 107

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2013

/S/ CHRISTOPHER RICCIARDI
Christopher Ricciardi

/S/ STEPHANIE RICCIARDI
Stephanie Ricciardi